

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Corporate Income Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona, 85016

> **Re: Cole Corporate Income Trust, Inc.**
> **Form 10-K**
> **Filed March 28, 2013**
> **File No. 000-54940**

Dear Mr. McAllaster:

We have reviewed your response letter dated September 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1.  We note your references to funds from operations ("FFO") in the risk factors section. Please tell us whether you consider FFO to be a key performance measure.

2.  In future Exchange Act periodic reports, please provide disclosure regarding the compensation paid to your manager. Please include the following: (1) compensation actually paid (broken out by offering, acquisition, operating, etc.), (2) aggregate amount accrued but unpaid, and (3) sponsor reimbursements paid or accrued.

Item 2. Properties, page 44

3.    It appears from your disclosure that you have properties with book values of ten percent or more of your total assets and/or which generate gross revenues that are ten percent or more of your aggregate gross revenues. For these material properties, please break out the property information separately. Please include property information similar to the items listed in Item 15 of Form S-11.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

4.    In future Exchange Act periodic reports, to the extent material and applicable, please be sure your disclosure addresses period to period changes in same store performance. Also disclose how you determine the properties that fall within the "same store" pool, including also a discussion of any properties that were excluded from the pool that were owned during the compared periods.

Distributions, page 57

5.    In future Exchange Act periodic reports, please also show the relationship between total distributions paid (including any amounts reinvested through DRIP) and earnings. If there is a shortfall, please specify the percentage coverage in your related risk factor on page 18 regarding dividend coverage.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Staff Attorney at (202)551-3473 or Angela McHale, Attorney Advisor at (202)551-3402 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief